================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TRANSITION PERIOD FROM         TO

                         THE HOUSTON EXPLORATION COMPANY
                               401(k) PLAN & TRUST
                (Full title of the Plan and address of the Plan,
                if different from that of the issuer named below)

                         THE HOUSTON EXPLORATION COMPANY
                        1100 LOUISIANA STREET, SUITE 2000
                            HOUSTON, TEXAS 77002-5215
                                 (713) 830-6800
             (Name of issuer of securities held pursuant to the Plan
                 and address of its principal executive office)

================================================================================

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

                                                                                            Page
                                                                                            ----
Independent Auditors' Report ........................................................         2

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 ....         4

Statement of Changes in Net Assets Available for Benefits for the Years Ended
      December 31, 2001 and 2000 ....................................................         5

Notes to Financial Statements .......................................................         6

Supplemental Schedule:  Schedule of Assets Held at End of Year ......................        10

Supplemental Schedule:  Schedule G - Non-Exempt Transactions ........................        11

Signatures ..........................................................................        12

Index to Exhibits ...................................................................        13

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT

To The Houston Exploration Company:

We have audited the accompanying statement of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held at end of year December 31, 2001 and (2) non-exempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 20, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

                          INDEPENDENT AUDITORS' REPORT

To The Houston Exploration Company:

We have audited the accompanying statements of net assets available for benefits of The Houston Exploration Company 401(k) Plan & Trust (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
December 21, 2001

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                                                   DECEMBER 31,
                                                                             2001               2000
                                                                          -----------        -----------
Investments at fair market value:                                         $ 6,981,325        $ 7,061,259

Other assets at cost, which approximates fair market value:
   Contributions receivable                                                    30,461             27,563
   Employee loans                                                             105,787            123,741
                                                                          -----------        -----------
      Total other assets at cost                                              136,248            151,304
                                                                          -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                         $ 7,117,573        $ 7,212,563
                                                                          ===========        ===========

   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                                   2001                2000
                                                                                                -----------         -----------
ADDITIONS:

  Investment income (loss):
     Interest, dividends and other realized gains (losses), net                                 $    37,829         $    (4,044)
     Interest from participant loan repayments                                                       17,564              13,004
     Net depreciation in market value of investments                                               (842,799)           (406,753)
                                                                                                -----------         -----------
         Total investment loss                                                                     (787,406)           (397,793)

  Contributions:
     Employee                                                                                       824,210             736,833
     Employer                                                                                       824,210             747,019
     Participant rollovers                                                                           64,873                  --
                                                                                                -----------         -----------
         Total contributions                                                                      1,713,293           1,483,852
                                                                                                -----------         -----------
            TOTAL ADDITIONS                                                                         925,887           1,086,059

DEDUCTIONS:

  Benefits paid to participants                                                                   1,020,537             202,548
  Expenses                                                                                              340                  --
                                                                                                -----------         -----------
            TOTAL DEDUCTIONS                                                                      1,020,877             202,548
                                                                                                -----------         -----------

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                                        (94,990)            883,511

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                                            7,212,563           6,329,052
                                                                                                -----------         -----------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                                $ 7,117,573         $ 7,212,563
                                                                                                ===========         ===========

   The accompanying notes are an integral part of these financial statements.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                     NOTES TO THE PLAN FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

      The Houston Exploration Company 401(k) Plan & Trust (the "Plan") is a tax-qualified defined contribution plan. Contributions are made by employees and matched by The Houston Exploration Company (the "Company" or "Houston Exploration"). The following description of the Plan provides only general information of Plan provisions during the year ended December 31, 2001 and 2000. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participation in the Plan is voluntary. All employees of the Company become eligible to participate in the Plan upon reaching 21 years of age and completing one month of service. Plan entry dates are the first of each calendar quarter or January 1st, April 1st, July 1st, and October 1st. Participants may elect to reduce their gross compensation by any whole percentage amount between 1% and 12.5% and have this amount deposited into the Plan as pre-tax contributions. In accordance with Internal Revenue Service ("IRS") guidelines, employee contributions were limited to $10,500 for the years ended December 31, 2001 and 2000.

      The Company may, at its discretion, make certain matching contributions based on employee contributions. The Company has elected to match 100% of employee contributions up to a maximum of 12.5%. In order for the Plan to satisfy various nondiscrimination tests required under applicable Federal regulations, certain employees designated as highly compensated employees under Internal Revenue Code may be limited, from time to time, in the amount they may contribute to the Plan. For any Plan participant, total annual contributions (the sum of employee plus employer contributions) may not exceed the lesser of $35,000 or 25% participant compensation for 2001 and $30,000 or 25% participant compensation 2000.

      Participants are fully vested in their contributions at the time the contributions are made. Participants commence vesting in the Company's contributions and any earnings thereon, upon completion of one year of service at the rate of 20% per year and become fully vested upon completion of their fifth year of service. Death or disability of a participating employee results in immediate full vesting of Company matching contributions. If employment is terminated for reasons other than death or disability unvested participant account balances are forfeited back to the Plan. Forfeitures of employer's matching contributions are used by the Plan to reduce future employer contributions.

      Funds are available for withdrawal or distribution from the Plan at retirement (defined by the Plan as age 65), death, disability, hardship (as defined by the IRS) or termination of employment with the Company. Distributions prior to age 59 1/2 may be subject to an early withdrawal penalty imposed by the IRS of 10% in addition to Federal withholding tax required on the distributed funds. Participants are permitted to rollover 401(k) money from previous employer plans and employees leaving the Company have the option to rollover Plan money into an Individual Retirement Account ("IRA").

      Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow up to 50% of their vested account balance not to exceed a maximum of $50,000. The minimum loan amount is $1,000. The interest rate charged on participant loans is commensurate with the prevailing interest rate charged on similar commercial loans. Loans are repaid through payroll deductions. Upon termination of employment, the participant may either repay any outstanding loan balance in full or incur a tax liability on the unpaid balance.

      It is the intention of the Company that the Plan will continue, although the Plan may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, Plan assets and income will be distributed (after payment of Plan expenses) exclusively to active and retired participants.

      Plan assets are invested in an unallocated group annuity contract with Aetna Life Insurance and Annuity Company ("ALIAC"). ALIAC uses two investment vehicles for Plan funds: (i) an unallocated annuity contract which is referred to as a "General or Fixed Account"; and (ii) a "Separate Variable Annuity Account D" which is a pooled separate account established under Connecticut State Insurance law. Funds held in the General Account earn interest at market rates and funds held in the Separate Variable Annuity Account D are invested in various mutual funds. ALIAC is the principal insurance company in the Aetna Financial Services ("Aetna") group of companies purchased by ING Group ("ING") in December 2000. As a result of ING's acquisition of Aetna, Aetna Financial Services' name was changed to ING Aetna Financial Services. In May 2002, ING Aetna Financial Services' name was changed to ING Financial Advisors. At the same time, ALIAC's name was change to ING Life Insurance and Annuity Company ("ILIAC").

      Various mutual funds, both third party funds and funds owned and controlled by ING Aetna, together with Houston Exploration common stock, are available as investment options for Plan contributions. ING Aetna purchases shares of the various mutual funds or common stock and depending on the investment vehicle selected, ING Aetna will fund the investment acquisition through ILIAC's general account or through ILIAC's pooled separate account D. Plan participants individually direct the investment of both their contributions and their share of the Company's matching contributions. See Note 7 -- Investments, for discussion of realized and unrealized gains and losses on Plan assets.

NOTE 2 -- PLAN SPONSOR, ADMINISTRATOR AND TRUSTEE

      The Company is the Plan Sponsor and Administrator. The Company contracts with a third party, a "Third Party Administrator", to provide various accounting and record keeping services for the Plan. During the year ended December 31, 2000 and period January 1 through May 14, 2001, the Plan's Third Party Administrator was CPI Qualified Plan Consultants ("CPI"). During this same period, Investor Services Trust Company ("IST") served as Plan trustee. A separate trustee was required to facilitate The Houston Exploration Company stock investment option. ING served as the Plan custodian as Plan assets were invested in ILIAC's unallocated annuity contract and its variable annuity separate account D.

      In May 2001, the custodial, trustee and administrative functions were consolidated and transferred to various entities of ING Aetna Financial Services. Plan assets remain invested in the group annuity contract held by ILIAC. ING National Trust was appointed trustee and acts as a third party administrator providing all accounting and record keeping services for the Plan. Aetna Investment Services, LLC was appointed Plan broker to provide brokerage services. All expenses of administering the Plan are paid by the Company, except for brokerage fees, which are reflected in the cost of equities.

NOTE 3 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting. The accounting records of the Plan are maintained on a cash basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

      Investment Valuation. Investments in the mutual funds are reported at fair market value as determined by the unit value reported by ING. Participant loans are stated at fair value. Investments in Houston Exploration common stock are valued at a quoted market price. Any other assets are reported at cost, which in the opinion of management approximates fair value.

NOTE 4 -- FEDERAL INCOME TAXES

      The IRS issued a determination letter, dated January 12, 1998, stating that the Plan, as designed, meets the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. The Plan Administrator believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax-exempt.

      Under present Federal income tax law, a participant is not taxed currently on: (i) any before-tax contributions or Company contributions to the Plan; (ii) income earned by the Plan; or (iii) gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

NOTE 5 -- RELATED PARTIES

      The Plan has a total of 20 investment options which include: (i) 10 funds that are controlled by ING Aetna Financial Services; (ii) nine third party mutual funds; and (iii) the common stock of the Plan Sponsor and Administrator, The Houston Exploration Company. Of the nine third party mutual funds that are Plan investment options, Massachusetts Financial Services Company (MFS) controls two of theses funds: (i) MFS Emerging Equities Fund and (ii) MFS Capital Opportunities Fund. During 2001 and 2000, MFS was a beneficial holder of Houston Exploration common stock and as reported on Schedule 13G/A as filed with the Securities and Exchange Commission in February 2002 and 2001, MFS held 7.2% and 7.3%, respectively, of Houston Exploration common stock. Subsequent to February 2002 Schedule 13G/A, MFS has liquidated its holdings in Houston Exploration common stock and as of June 30, 2002 held zero shares.

NOTE 6 -- OTHER INFORMATION

      As required by ERISA Section 2510.3-102, the Company is required to segregate employee contributions to the Plan from its general assets as soon as practicable, but in no event more than 15 business days following the end of the month in which amounts are withheld from wages. Due to the change in Plan administrator from CPI to ING Aetna on May 14, 2001, contributions from the May 15, 2001 payroll were not able to be transferred to and accepted by the new Third Party Plan Administrator (ING Aetna) until June 26, 2001, which exceeded the 15 business day limitation by 2 business days. Total contributions and loan repayments for the May 15, 2001 pay period were $42,772.94 of which $21,386.47 represented employee contributions, $21,386.47 represented the Company's matching contributions and $1,918 represented loan repayments. Contributions for this pay period are considered a prohibited transaction are listed in the attached Schedule G of Non-Exempt Transactions.

      The Plan had no lease commitments or leases in default and no loans or fixed income obligations in default, as defined by ERISA Section
2520.103(b)(3)(E) for the years ended December 31, 2001 and 2000.

NOTE 7 -- INVESTMENTS

     The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2001 and 2000:

                                                                                                   DECEMBER 31,
                                                                                              2001               2000
                                                                                           ------------------------------
     Fidelity VIP Growth Portfolio                                                         $ 1,603,578        $ 1,990,113
     ING Aetna Fixed Account                                                                 1,977,211          1,841,665
     ING Aetna Growth and Income VP                                                          1,070,442          1,252,978
     Fidelity VIP Equity-Income Portfolio                                                      732,621            659,670
     MFS Emerging Equities                                                                     384,579            433,108

     For the year ended December 31, 2001, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $842,799. For the year ended December 31, 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value by $406,753.

     There are no dividends or realized and unrealized gains with respect to separate account units of participation. Dividends and realized and unrealized gains and losses for the underlying funds are factored into the value of the separate account funds. The value of the separate account unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held by the plans invested in the separate account. The value of the separate account includes the dividends earned and any realized or unrealized gains or losses associated with the underlying investments.

         The table below provides the change in fair value during the respective year for each of the Plan's investment vehicles. The net appreciation or (depreciation) in fair value includes both realized and unrealized gains.

                                                       Year Ended December 31,
                                                       2001              2000
                                                   -----------------------------
                                                          Change in Value
(1) General Account:
      ING Aetna Fixed Account                      $  100,987         $   86,076
(2) Pooled Separate Accounts:
      ING Aetna Growth and Income VP                 (246,766)          (149,333)
      ING Aetna Money Market VP                         6,935              5,944
      ING Aetna Bond VP                                 2,874              1,957
      ING Aetna Balanced Fund                          (4,880)            (1,428)
(3)   ING Aetna Ascent                                    (39)                --
(3)   ING Aetna Crossroads                                 --                 --
(3)   ING Aetna Index Plus Large Cap VP                     7                 --
(3)   ING Aetna Value Opportunity VP                     (816)                --
(3)   ING Aetna Index Plus Mid Cap VP                     912                 --
      Scudder International Growth                    (85,256)           (64,969)
      MFS Emerging Equities                          (134,695)          (167,327)
(3)   MFS Capital Opportunities                          (771)                --
      Fidelity VIP Overseas Portfolio                 (28,377)           (24,515)
      Fidelity VIP Equity-Income Portfolio            (51,972)            29,509
      Fidelity VIP Growth Portfolio                  (361,612)          (268,159)
(3)   Janus Aspen Growth                               (1,489)                --
(3)   Janus Aspen Aggressive Growth                    (2,545)                --
(3)   Janus Aspen Worldwide Growth                       (979)                --
    Houston Exploration common stock                  (34,317)           145,492
                                                   ----------         ----------
            Net depreciation in Plan assets        $ (842,799)        $ (406,753)
                                                   ==========         ==========

----------
(1) General Account investment vehicle is the ING Aetna Fixed Account and is made available through an annuity contract issued by ILIAC. Amounts allocated to the Fixed Account are held in ILIACS general account which supports insurance and annuity obligations. Investments are guaranteed a minimum interest rate for the life of the contract.

(2) Pooled Separate Accounts represent investments in mutual funds. As denoted by the name of the fund, each utilizes various strategies by pooling stocks, bonds and other securities to achieve separate investment objectives and employing different levels of risk.

(3) Denotes a fund that was added as a Plan investment option during 2001.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                            IRS FORM 5500 - ITEM 27A

                     SCHEDULE OF ASSETS HELD AT END OF YEAR
                           DECEMBER 31, 2001 AND 2000

                                                                                 UNITS/SHARES                    FAIR VALUE
                                                                                 DECEMBER 31,                    DECEMBER 31
ISSUER, BORROWER, LESSOR                                                   ------------------------------------------------------
OR SIMILAR PARTY             DESCRIPTION OF INVESTMENT                      2001          2000           2001             2000
---------------------------------------------------------------------------------------------------------------------------------
*  ING Aetna                 ING Aetna Fixed Account                           --            --      $ 1,977,211      $ 1,841,665
*  ING Aetna                 ING Aetna Growth and Income VP                53,522        52,809        1,070,442        1,252,978
*  ING Aetna                 ING Aetna Money Market VP                     18,351         9,436          261,237          133,656
*  ING Aetna                 ING Aetna Bond VP                              4,281         1,961           66,613           27,859
*  ING Aetna                 ING Aetna Balanced Fund                        7,007         4,920          153,495          109,364
*  ING Aetna                 ING Aetna Ascent                                 134            --            2,207               --
*  ING Aetna                 ING Aetna Crossroads                              19            --              296               --
*  ING Aetna                 ING Aetna Index Plus Large Cap VP              1,828            --           33,276               --
*  ING Aetna                 ING Aetna Value Opportunity VP                 2,782            --           52,754               --
*  ING Aetna                 ING Aetna Index Plus Mid Cap VP                2,158                         31,773               --
   Scudder Funds             Scudder International Growth                  14,931        13,939          223,815          267,787
*  MFS Group                 MFS Emerging Equities                         20,903        20,155          384,579          433,108
*  MFS Group                 MFS Capital Opportunities                        999            --           12,934               --
   Fidelity Investments      Fidelity VIP Overseas Portfolio                7,541         6,709           97,111          109,889
   Fidelity Investments      Fidelity VIP Equity-Income Portfolio          30,023        25,622          732,621          659,670
   Fidelity Investments      Fidelity VIP Growth Portfolio                 61,792        61,972        1,603,578        1,990,113
   Janus Funds               Janus Aspen Growth                             1,814            --           36,658               --
   Janus Funds               Janus Aspen Aggressive Growth                  1,691            --           31,048               --
   Janus Funds               Janus Aspen Worldwide Growth                   2,070            --           52,821               --
*  Employer                  Houston Exploration common stock               4,671         6,151          156,856          235,170
                                                                                                     -----------      -----------
                               Investments at fair market value                                        6,981,325        7,061,259
   Employee                  Participant Loans (rates between 5% - 11%)                                  105,787          123,741
                                                                                                     -----------      -----------
                               Total Investments                                                     $ 7,087,112      $ 7,185,000
                                                                                                     ===========      ===========

----------

  * Represents a party in interest.

               THE HOUSTON EXPLORATION COMPANY 401(k) PLAN & TRUST
                          IRS FORM 5500 - PART 4 ITEM A

                       SCHEDULE G NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Party                     Relationship to Plan             Description of Transaction                       Transaction Value
------------------------------------------------------------------------------------------------------------------------------
The Houston               Plan Sponsor and            Failure to remit participant contributions
Exploration               Administrator               and loan repayments withheld from the May
Company                                               15, 2001 payroll within 15 business days of
                                                      the month ending May 31, 2001.(1)

                                                      Employee contributions                                $           21,386
                                                      Loan repayments                                                    1,918
                                                                                                            ------------------
                                                           Transaction total                                $           23,304
                                                                                                            ==================

----------

(1) Due to the change in Third Party Administrator from CPI to ING Aetna on May 14, 2001, the new Plan Third Party Administrator was not able to accept contributions until June 26, 2001, which exceeded the 15 business day requirement by two business days.

                                   SIGNATURES

         Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, The Houston Exploration Company has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 THE HOUSTON EXPLORATION COMPANY
                                                 401(k) PLAN & TRUST

Dated:  June 20, 2003                            By: /s/ James F. Westmoreland
                                                     -------------------------
                                                     James F. Westmoreland
                                                     Plan Administrator

                                INDEX TO EXHIBITS

EXHIBIT                    DESCRIPTION
-------          ---------------------------------
 * 23.1      --  Consent of Deloitte & Touche LLP.

----------

* Filed herewith.